

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2020

William Ray
Chief Executive Officer
BancPlus Corporation
1068 Highland Colony Parkway
Ridgeland, MS 39157

      Re: BancPlus Corporation
          Amendment No. 1 to
          Registration Statement on Form S-4
          Filed on January 31, 2020
          File No. 333-236022

Dear Mr. Ray:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 16, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed January 31, 2020

Exhibits

1. Please refer to Exhibit 3.2, Bylaws of BancPlus Corporation, Article IV, Section 1, Designation of Venue. We note that your disclosure under "Exclusive Forum," at page 143 in your Form S-4 filed January 22, 2020 indicates that BancPlus' forum selection provision is not intended to apply to claims arising under the Securities Act and the Exchange Act. If the forum selection provision in your bylaws is not intended to apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states that clearly, or tell us how you will inform investors in future filings that the provision is not intended to apply to any

actions arising under the Securities Act or Exchange Act. Please also refer to our prior comment 9 in our comment letter to you dated December 20, 2019.

2.   Please refer to Exhibit 8.2 and the last paragraph of that exhibit. Investors are entitled to rely on the opinion. As such, please revise to eliminate the limitation on reliance expressed in that paragraph. Refer generally to Section III. D. 1 of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website at www.sec.gov.

3.   Please refer to Exhibit 99.1. Please ensure the proxy cards are marked "preliminary" until the time you file a definitive proxy statement. Please refer to Exchange Act Rule 14a-6(e)(1).

You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance